Banco Bradesco BBI S.A.

Avenida Brigadeiro Faria Lima 3064

São Paulo, SP 01451-000, Brazil

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

Itau BBA USA Securities, Inc.

767 Fifth Avenue, 50th floor,

New York, New York 10153

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

October 27, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Loma Negra Compañía Industrial Argentina Sociedad Anónima CIK No. 0001711375 Registration Statement on Form F-1 (File No. 333-220347) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 509 copies of the Preliminary Prospectus issued on October 12, 2017 and included in the Registration Statement on Form F-1, as filed on September 5, 2017 and as amended, were distributed during the period from October 12, 2017 through the date hereof to prospective underwriters, dealers, institutions and others.

Securities and Exchange Commission	2	October 27, 2017

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Loma Negra Compañía Industrial Argentina Sociedad Anónima for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Time on October 31, 2017, or as soon thereafter as practicable.

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Very truly yours,

BANCO BRADESCO BBI S.A. CITIGROUP GLOBAL MARKETS INC. HSBC SECURITIES (USA) INC. ITAU BBA USA SECURITIES, INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

BANCO BRADESCO BBI S.A.

By:	/s/ Glenn Mallett
Name: Glenn Mallett
Title: Managing Director

By:	/s/ Paulo Francisco Laranjeira Jr.
Name: Paulo Francisco Laranjeira Jr.
Title: Superintendente

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Juan Carlos George
Name: Juan Carlos George
Title: Managing Director

HSBC SECURITIES (USA) INC.

By:	/s/ Alfred Traboulsi
Name: Alfred Traboulsi
Title: Managing Director

ITAU BBA USA SECURITIES, INC.

By:	/s/ Roderick Greenlees
	Name:	Roderick Greenlees
	Title:	Diretor Executivo

By:	/s/ Pedro Garcia de Souza
	Name:	Pedro Garcia de Souza
	Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Anna Malik
	Name:	Anna Malik
	Title:	Vice President